UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

AAR CORP.

(Exact name of registrant as specified in its charter)

Delaware	1-6263	36-2334820
(State or other jurisdiction of	(Commission File Number)	(IRS Employer Identification No.)
incorporation or organization)

One AAR Place, 1100 N. Wood Dale Road, Wood Dale, Illinois	60191
(Address of principal executive offices)	(Zip Code)

Jessica A Garascia (630) 227-2000

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.

☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended .

Section 1 — Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

AAR CORP. (the “Company”) is filing a Conflict Minerals Report for the calendar year ended December 31, 2024 as an exhibit to this Form SD. The Company is also providing a copy of its Conflict Minerals Report on its public website located at www.aarcorp.com under “Financial Reports and Filings” in the “Investors” section. The content on, or accessible through, any web site referred to in this Form SD is not incorporated by reference into this Form SD unless expressly noted.

Item 1.02	Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 – Resource Extraction Issuer Disclosure

Not Applicable.

Section 3 — Exhibits

The following exhibit is filed as a part of this Form SD:

Exhibit 1.01 — Conflict Minerals Report for the calendar year ended December 31, 2024 as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

AAR CORP.
(Registrant)

/s/ JESSICA A. GARASCIA	May 29, 2025
Jessica A. Garascia	(Date)
Senior Vice President, General Counsel, Chief Administrative Officer and Secretary